Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Registration Statement No. 333-213532)

Explanatory Note : This Form 425 contains the proxy card sent out to First Midwest Bancorp, Inc. stockholders beginning on October 28, 2016, in anticipation of the First Midwest Bancorp, Inc. Special Meeting of Stockholders to be held on November 30, 2016.

VIEW MATERIALS & VOTE w SCAN TO ONE PIERCE PLACE, SUITE 1500 ITASCA, IL 60143 VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time on November 29, 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time on November 29, 2016. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: E14647-Z68789 KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. FIRST MIDWEST BANCORP, INC. For ! Against Abstain The Board of Directors recommends you vote FOR proposals 1 and 2. ! ! 1.Approval of the issuance of First Midwest Bancorp, Inc. ("First Midwest") common stock in the merger as contemplated by the Agreement and Plan of Merger, dated as of June 28, 2016, by and among First Midwest, Standard Bancshares, Inc. and Benjamin Acquisition Corporation (the "stock issuance proposal"). ! ! ! 2.Approval of one or more adjournments of the Special Meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the stock issuance proposal. NOTE: In their discretion, the proxies named on the front of this proxy card are authorized to vote upon such other matters as may properly come before the Special Meeting of Stockholders and at any adjournments or postponements thereof. Please sign this proxy card exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials For the Special Meeting of Stockholders on November 30, 2016: The Notice of Special Meeting of Stockholders and Proxy Statement and Telephone/Internet Voting Instructions are available at www.proxyvote.com E14648-Z68789 Proxy Solicited on Behalf of the Board of Directors Special Meeting of Stockholders to be Held November 30, 2016, 8:00 AM Central Time at One Pierce Place, Itasca, Illinois, 60143 The undersigned stockholder(s) hereby appoints Paul F. Clemens and Nicholas J. Chulos, and each of them, as proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all shares of Common Stock of First Midwest Bancorp, Inc. held of record by the undersigned on October 10, 2016, at the Special Meeting of Stockholders to be held on November 30, 2016 and at any adjournment or postponement thereof. The undersigned hereby further authorizes such proxies to vote in their discretion upon such other matters as may properly come before such Special Meeting and at any adjournment or postponement thereof. Receipt of the Notice of the Special Meeting of Stockholders and the Proxy Statement in connection with such meeting is hereby acknowledged. This proxy, when properly executed, will be voted in the manner directed by you. If you sign and return this proxy but do not give any direction, it will be voted in accordance with the recommendations of the Board of Directors for each Proposal, and in the discretion of the proxies upon such other matters as may properly come before the Special Meeting. If the shares represented by this proxy are issued to or held for the account of the undersigned under one of the Company's employee benefit plans, then the undersigned hereby directs the trustee to vote such shares as designated on the reverse side. Continued and to be signed on the reverse side

Forward-Looking Statements

This document may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements. Forward-looking statements are made only as of the date hereof, and we undertake no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Standard might not be realized within the expected timeframes or might be less than projected, the requisite stockholder and regulatory approvals for the proposed transaction between First Midwest and Standard might not be obtained, or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Standard’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Standard operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of such filings describe additional factors that could impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Standard.

Additional Information for Stockholders

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard,

First Midwest has filed a registration statement on Form S-4 (file no. 333-213532) with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement includes a joint proxy statement of First Midwest and Standard, which also constitutes a prospectus of First Midwest, that First Midwest and Standard will send to their respective stockholders. Investors and stockholders are advised to read the joint proxy statement/prospectus because it contains important information about First Midwest, Standard and the proposed transaction. This document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.

Participants in the Proposed Standard Transaction

First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective stockholders of First Midwest and Standard in connection with the proposed Standard transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed Standard transaction. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.